Filed Pursuant to Rule 433
Registration Statement No. 333-268553
Issuer Free Writing Prospectus dated September 5, 2023
Relating to Preliminary Prospectus dated August 14, 2023

Global Mofy Metaverse Limited

1,200,000 Ordinary Shares

This free writing prospectus relates to the initial public offering of ordinary shares of Global Mofy Metaverse Limited (the “Company”) and should be read together with the preliminary prospectus dated August 14, 2023 (the “Preliminary Prospectus”) that was included in Amendment No. 6 to the Registration Statement on Form F-1 (File No. 333-268553), which can be accessed through the following web link:

https://www.sec.gov/Archives/edgar/data/1913749/000121390023066920/ff12023a6_globalmofy.htm

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Prime Number Capital LLC at info@pncps.com.

September 2023 Investor Presentation Global Mofy Metaverse Limited Issuer Free Writing Prospectus dated September 5, 2023 Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended Relating to Preliminary Prospectus dated August 14, 2023 Registration Statement No. 333 - 268553

The information in this presentation is provided to you by Global Mofy Metaverse Ltd. (the “Company”) for use during a testing - the - waters meeting pursuant to Section 5(d) of the U.S. Securities Act of 1933, as amended (the “Securities Act”), solely for informational purposes. It does not constitute an offer or invitation to purchase or subscribe for any securities of the Company for sale in the United States or anywhere else. Specifically, this presentation does not constitute a “prospectus” within the meaning of the Securities Act. No part of these materials shall form the basis of or be relied upon in connection with any contract or commitment whatsoever. We recommend that you seek independent third party legal, regulatory, accounting and tax advice regarding the contents of this presentation. No securities of the Company may be sold in the United States without registration with the United States Securities and Exchange Commission (the “SEC”) or an exemption from such registration pursuant to the Securities Act and the regulations enacted thereunder. Any public offering of the Company’s securities to be made in the United States will be made solely by means of a statutory prospectus as specified under the Securities Act. The prospectus will contain detailed information about the Company and its management as well as the financial statements of the Company and risks and uncertainties associated with its business and industry. No part of this presentation and the information contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever. Any decision to purchase the Company’s securities in the offering for sale in the United States or anywhere else should be made solely on the basis of the information contained in the prospectus. The prospectus will be made publicly available in due course and can be obtained free of charge from the SEC’s website at www.sec.gov . By attending this presentation, you represent to us that you are a “qualified institutional buyer” as such term is defined under Rule 144A under the Securities Act, or you are an institution that is an “accredited investor” as such term is defined under Rule 501(a) under the Securities Act, whether you are in the United States or outside of the United States. The information in this presentation has been prepared by the Company. Certain of the information included herein was obtained from various sources, including third parties, and has not been independently verified. No representations or warranties, expressed or implied, are made by the Company, any of its affiliates, shareholders, directors, employees, agents, advisors, representatives or the underwriters; no reliance should be placed on the accuracy, fairness or completeness of the information presented or contained in these materials. This presentation does not constitute legal, regulatory, accounting or tax advice to you and should not be considered as any form of financial opinion or recommendation by the Company or any other party. Neither the Company nor any of its affiliates, shareholders, directors, employees, agents, advisers or representatives nor the underwriters accept any responsibility whatsoever (in negligence or otherwise) for any loss howsoever arising from any information presented or contained in, or omission from, these materials. The information presented or contained in these materials is subject to change without notice and its accuracy is not guaranteed. This presentation shall neither be deemed as an indication of the state of affairs of the Company nor constitute an indication that there has been no change in the business affairs of the Company since the date hereof or since the dates as of which information is given herein. Past performance does not guarantee or predict future performance. This presentation also does not contain all relevant information relating to the Company or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of the Company, and these materials are qualified in their entirety by reference to the detailed information appearing in the prospectus. This presentation contains statement that constitute forward - looking statements, including statements related to industry developments and the Company’s future financial or business performance, strategies or expectations. These statements can be identified, and they do not relate strictly to historical or current facts. These materials contain statements that reflect the Company’s beliefs and expectations about the future. These forward - looking statements are based on a number of assumptions about the Company’s operations and other factors, many of which are beyond the Company’s control, and accordingly, actual results may differ materially from these forward - looking statements. The Company, its affiliates, shareholders, directors, employees, agents, advisors and representatives and the underwriters assume no obligation to and do not undertake to revise or update such forward - looking statements to reflect future events or circumstances. These materials are highly confidential and are being given solely for your information and for your use only in connection with this presentation. The information contained herein may not be copied, reproduced, redistributed, or otherwise disclosed, in whole or in part, to any other person in any manner. By attending this presentation, you agree not to copy, reproduce, redistribute, or otherwise disclose, or remove this document, or any materials provided in connection herewith, from the conference room where such documents are provided and to keep the contents of this presentation and these materials confidential. You must return this presentation and all other materials provided in connection herewith to the Company at the completion of the presentation. Any failure to comply with these restrictions may constitute a violation of applicable securities laws. The distribution of any information herein in other jurisdictions may be restricted by law and persons into whose possession this information comes should inform themselves about, and observe, any such restrictions. This presentation speaks as of September 5, 2023. The information presented or contained in this presentation is subject to change without notice. Neither the delivery of this presentation nor any further discussions of the Company, any of its affiliates, shareholders, directors, employees, agents, advisors, representatives or the underwriters with any of the recipients shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since that date. Global Mofy Metaverse Limited | Page 2 DISCLAIMER

Preliminary Offering Summary • Global Mofy Metaverse Limited Issuer • NASDAQ Capital Market / GMM Listing / Ticker • Initial Public Offering Offering Type • 1,200,000 ordinary shares (or 1,380,000 ordinary shares assuming that the Representative exercises its over - allotment option in full) Offering Size • $4.50 - $5.50 per share Offering Price • 32% for continued research and development of our core technologies; • 54% for marketing, potential acquisition and business expansion; • 7% for talent acquisition and training; and • 7% for working capital and general corporate purposes Use of Proceeds • Prime Number Capital LLC Sole Book - running Manager • Week of September 18, 2023 Anticipated Pricing Date Note: Please see offering documents for further risks and disclosure. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid and there is a risk of loss. Global Mofy Metaverse Limited | Page 3

About Us We are a technology solutions provider engaged in virtual content production, digital marketing, and digital assets development for the metaverse industry. › Cutting - edge three - dimensional (“3D”) rebuilt technology and artificial intelligence (“AI”) interactive technology › Leading digital asset banks in China, which consists of more than 7,000 high precision 3D digital assets › Solid base of high - profile customers › Diversified lines of business Company Overview Global Mofy Metaverse Limited | Page 4 Industry Overview Investment Highlights Growth Strategies Financials

Our Product Line: Virtual Technology Service Virtual Content Production › Combine advanced 3D production technology with our 3D digital assets to provide High - quality virtual content for custmers in 6 industries: • movies, TV series, animation, ads, gaming, and VR/AR contents etc. › High profile customers including Tencent’s affiliates, Alibaba’s affiliates. Company Overview Global Mofy Metaverse Limited | Page 5 Industry Overview Investment Highlights Growth Strategies Financials

Our Product Line: Digital Marketing Advertisement & Promotion › Using 3D digital assets in the Ads production to produce materials such as short video, landing pages and static materials. › Select suitable distributors, modify ads for best conversion rate. Company Overview Global Mofy Metaverse Limited | Page 6 Industry Overview Investment Highlights Growth Strategies Financials

Our Product Line: Digital Asset Development and Others Robust 3D Digital Asset Bank › At present, according to the industry datasheet generated by Frost & Sullivan, we believe we are one of the leading digital asset banks with the widest categories in China, and own more than 7,000 digital assets. › Covert physical world objects precisely into high - definition 3D digital assets. › License use rights for wide application such as gaming, culture and entertainment, shopping mall etc. Company Overview Global Mofy Metaverse Limited | Page 7 Industry Overview Investment Highlights Growth Strategies Financials

环球墨非

Company Overview | Industry Overview | Growth Strategies | Investment Highlights | Financials

Our Technology - Mofy Lab Technology Platform

3D high definition rebuilt technology

- Use self-optimized 3D structured omni-directional scanning method combine with advanced computer graphic technology to transfer the characters, objects and scenarios of the real world into 3D digital assets precisely and cost effectively.

Artificial intelligence interactive technology

- Cooperation with the Alibaba DAMO Academy to integrate the virtual digital human technology with the intelligent voice technology.

7,000+ high precision 3D digital asset bank, Industry track record

- One of the leading high definition 3D digital asset bank in China. These digital assets can be quickly deployed and integrated by our customers with minimal customization, thus reducing project costs and completion time.

Global Mofy Metaverse Limited | Page 8

Our Dedicated and Experienced Management Haogang Yang – Chairman, Chief Executive Officer, Director • Serial entrepreneur with over 10 years extensive experience in business management and operation. • CEO, Director and Chairman of Global Mofy Cayman since its inception and the CEO and Director of Global Mofy China since July 2017. • Co - founded Hangzhou Shixingren Film Technology Co., Ltd. June 2014 - June 2017. • Marketing supervisor of Shanghai Crystal Digital Technology Co., Ltd. August 2012 - May 2014. • Executive MBA degree from the Cheung Kong Graduate School of Business in 2020 ; bachelor’s degree in project management from Beijing Jiaotong University in 2019 . Wei Zhang – Chief Financial Officer, Director • CFO of Global Mofy Cayman since May 2021, Director since August 2022. • Investment director of Chuangdongfang Investment and Lenovo Venture Capital, March 2012 - September 2018 . • Auditor at Shanghai Zhonghua Huyin Certified Public Accountants, June 2007 - April 2010 . • MBA degree from Oxford University in 2011; bachelor’s degree in accounting from the University of South Australia in 2007. Wenjun Jiang – Chief Technology Officer • CTO and Director of Global Mofy China since June 2016 • Project supervisor of Beijing Base Media International Visual Art Exchange Co., Ltd. (Base FX), in charge of virtual technology aspect, April 2010 to June 2016 • A mentor of the Central Academy of Fine Arts. Bachelor’s degree in animation from Hebei University of Economics and Business in 2008 Qing Li – Chief Operating Officer Global Mofy Metaverse Limited | Page 9 • COO of Global Mofy Cayman since March 2021. • The General Manager of Beijing Shixing Universe Culture and Media Co., Ltd., October 2018 to February 2021, responsible for the company’s daily production, operation and management activities. • Partner of Crystal Stone Education, July 2007 to September 2018. • Candidate of MBA program at Beijing Institute of Technology and bachelor’s degree in interior design from the Beijing Construction University in 2006. Company Overview Industry Overview Investment Highlights Growth Strategies Financials

Global Mofy Metaverse Limited | Page 10 Market for Scenario Application Layer of Metaverse In China • High - quality virtual content is a core elements in the development of the metaverse . • Digital assets bring low - cost, highly efficient and high - quality solutions to content production industry. • By 2025, the global market size of virtual technology services in the metaverse entertainment industry alone is estimated to reach RMB 1,813.3 billion (approximately US$ 279 billion) in 2025, five times that of 2020. Source: Sullivan. We believe we are one of the leading digital asset banks in China, which consists of more than 7,000 high precision 3D digital assets. Company Overview Industry Overview Investment Highlights Growth Strategies Financials

Company Overview | Industry Overview | Growth Strategies | Investment Highlights | Financials

Market Factors Driving Metarverse Industry

Technology Upgrade

- Fast adopting of 5G technology in China and continuous upgrading of compute calculation power.
- Ministry of Industry and Information Technology of China estimates the number of 5G users is expected to exceed 560 million in 2023.

Interactive Hardware[1]

- Global AR and VR shipment will reach 76.72 million units in 2024, an increase of 81.5% from 2020.
- Global AR/VR market size is expected to expand to $296.9 billion in 2024.


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Lifestyle Changes

- Offline activities have now shifted to online even post COVID-19 era.
- Adaptation and development of the metaverse which the ultimate form is a virtual world parallels to the real world.

Tech Giants

- Mobile internet users in China reached 985.8 million in 2020, growth rate of users expected to decline.
- Tech firms eager to find the next high-growth and sustainable market to maintain growth.

1. source: IDC, BCG and Mordor Intelligence forecast.

Global Mofy Metaverse Limited | Page 11

Future Developmental Trends of Metaverse Industry Influx of Funding • Global metaverse size will grow at the CAGR of 36%, to reach RMB 3073.4 billion (approximately US$ 473 billion) in 2025. • Market size of metaverse in China reached RMB 73.8 billion (approximately US$ 11.35 billion) in 2020 and will reach RMB 316.1 billion (approximately US$ 48.6 billion) by 2025. Source: PWC. Global Mofy Metaverse Limited | Page 12 Company Overview Industry Overview Investment Highlights Growth Strategies Financials

To Further Expand Our Operations CONTINUE EFFORTS ON RESEARCH & DEVELOPMENT OF TECHNOLOGIES ► 18 full time employees engaging in research and development ► Continue to convert digital assets to expand competitive advantage ► Relationships with both upstream and downstream entities of the industry ► solid connections with first - line leading metaverse platforms in China including Tencent and Alibaba 01 MAINTAIN & FURTHER DEVELOP BUSINESS RELATIONSHIPS WITH CUSTOMERS AND IN THE METAVERSE INDUSTRY 02 ACQUIRE DIGITAL ASSETS PROVIDERS TO EXPAND CONTENT ► Plans to develop strategic partnership and acquire peers to further expand our digital assets reserve. 03 Company Overview Global Mofy Metaverse Limited | Page 13 Industry Overview Investment Highlights Growth Strategies Financials

Investment Highlights Company owned proprietary “Mofy Lab” technology platform ► Technology platform consists of 3D rebuilt technology and AI interactive technology ► Enable to precisely convert almost all physical world objects into high definition 3D digital assets ► Enable to create high - quality virtual contents and digital assets quickly and cost - effectively Established player in the metaverse industry ► One of the early entrants in the metaverse industry ► Robust digital asset bank with more than 7,000 3D digital assets in China Experienced and diversified in operations and managements team ► Key members have 10+ yrs of working experenice in the industries ► Founder is a serial entrepreneur with extensive experience in business management and operation Global Mofy Metaverse Limited | Page 14 Company Overview Industry Overview Investment Highlights Growth Strategies Financials

62% 0% 38% Virtual technology service Digital marketing Digital asset development and others 1% 0% 99% Virtual technology service Digital marketing Digital asset development and others Selected Financial Information $8.7 $12.8 $14.3 $17.2 5 0 20 15 10 Half Year Ended 03/22 FY 2021 FY 2022 USD Million Revenue Half Year Ended 03/23 Revenue Half Year Ended 03/22 Half Year Ended 03/23 Revenue by Business Segments Global Mofy Metaverse Limited | Page 15 Note: [1] Please see offering documents for further risks and disclosure. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid and there is a risk of loss. [2] Company’s half year ends on March 31 st , fiscal year ends on September 30 th . Company Overview Industry Overview Investment Highlights Growth Strategies Financials

Note: [1] Please see offering documents for further risks and disclosure. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid and there is a risk of loss. [2] Company’s half year ends on March 31 st , fiscal year ends on September 30 th . $2.0 $5.0 $3.3 $4.1 0.0 1.0 2.0 3.0 4.0 5.0 Selected Financial Information Gross Profit 6.0 USD Million Half Year Half Year FY 2021 FY 2022 Ended Ended 03/22 03/23 Gross Profit Global Mofy Metaverse Limited | Page 16 $0.7 $3.3 $0.7 $3.2 3.5 3.0 2.5 2.0 1.5 1.0 0.5 0.0 Ended 03/22 Ended 03/23 Half Year Half Year FY 2021 FY 2022 USD Million Research and Development Expenses Company Overview Industry Overview Investment Highlights Growth Strategies Financials $0.4 $0.5 $1.4 0.6 0.4 0.2 0.0 (0.2) (0.4) 1.6 1.4 1.2 1.0 0.8 03/22 Ended Ended Half Year Half Year FY 2021 FY 20 22 03/23 - $0.3 Net Income Research and Development Expenses USD Million Net Income

Thank You Company Global Mofy Metaverse Limited Email: gm@mof - vfx.com Phone: +86 010 - 53385596 Investor Relations Wealth Financial Services LLC Janice Wang Email: services@wealthfsllc.com Phone: +1 628 283 9214 +86 13811768559 Lead Underwriter Prime Number Capital LLC Email: info@pncps.com Phone:+1 347 - 329 - 1575

Appendix: Independent Board Member Chi Chen – Independent Director Nominee, Chair of Audit Committee • Over 13 years of auditing and management experience. • Risks and Controls manager of National Grid Plc., a U.S. and U.K. dual listed public company (NYSE: NGG; LSE: NG) since February 2020. • Graduated from University of Adelaide with a bachelor’s degree in Commerce in Accounting in 2007. • Certified Public Accountant (State of New York) and Chartered Accountant (Institute of Chartered Accountants of Australia and New Zealand) . Cai Feng – Independent Director Nominee, Chair of Nominating Committee • 20 years of management experience in both U.S. and China. • Research Center Director at Tsinghua University since May 2017. • Vice General Manager of IT Department at BOCOM MSIG Life Insurance Company Limited for 5 years . • Master of Science at Arizona State University in 1999, Master of Laws at University of Arizona in 1998, and bachelor’s degree in laws at Peking University in 1994. Xiaohong Qi – Independent Director Nominee, Chair of Compensation Committee • Founded and established Shanghai Tongda Asset Management Co., Ltd. in December 2019. • Graduated from Qingdao University of Technology with a bachelor’s degree in Construction Engineering in 1997. Global Mofy Metaverse Limited | Page 18

Global Mofy Metaverse Limited | Page 19 Appendix: Income Statement Metrics 2022 US$ 2023 US$ 8,741,253 12,823,586 Revenue (6,781,123) (7,798,985) Cost of revenue 1,960,130 5,024,601 Gross profit 413,573 675,411 (Loss) income from operations 400,974 702,540 (Loss) income before income taxes 400,974 526,623 Net (loss) income (333) (39) Net income (loss) attributable to non - controlling interest 401,307 526,662 Net (loss) income attributable to Global Mofy Metaverse Limited For 6 months Ended March 31,

Current Assets 1,136,064 8,181,251 Cash 5,929,638 2,702,619 Accounts receivable, net 2,101,665 298,587 Accounts receivable – related party 5,953,416 19,337,873 Total current assets 2,573,113 2,301,742 Total non - current assets 8,526,529 21,639,615 Total Assets 4,669,096 6,308,863 LIABILITY Total current liabilities 132,942 107,542 Total non - current liabilities 6,821,931 4,776,638 Total Liabilities EQUITY Ordinary shares (US$0.000002 par value, 25,000,000,000 shares authorized, 47 52 23,618,037 and 23,015,777 shares issued and outstanding as of September 30, 2022 and 2021, respectively)* 3,893,452 15,479,493 Total Global Mofy Metaverse Limited shareholders’ equity (143,561) (148,741) Non - controlling interests 3,749,891 15,330,752 Total equity 8,526,529 21,639,615 Total liabilities and equity Mar 31 2023 US$ Sep 30 2022 US$ ASSETS Appendix: Key Balance Sheet Metrics Global Mofy Metaverse Limited | Page 20